Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Filed with SEC Its Annual Report on Form 20-F

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 30, 2018--Natuzzi S.p.A. (NYSE: NTZ) (the “Company”) announced today that it filed with the Securities and Exchange Commission its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended on December 31, 2017. The Form 20-F is available on the Company’s website www.natuzzi.com in the Investor Relations page under the “SEC Filings” section (http://www.natuzzigroup.com/en-EN/ir/investors.html).

The Company’s shareholders can request a hard copy of the Form 20-F, which includes the audited financial statements, free of charge by contacting the Company at investor_relations@natuzzi.com.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

CONTACT:
FOR INFORMATION:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
(IR Manager)
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile, +39.080.8820.676
(Press Office)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	APRIL 30, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi